                                                                Filed by UBS AG
                           Pursuant to Rule 425 under the Securites Act of 1933
                                            Subject Company: Paine Webber, Inc.
                                                  Commission File No. 001-07367

abcd


UBS STRATEGY SEMINAR:
UBS WARBURG
GLOBAL FINANCIAL SERVICES

MARKUS GRANZIOL
CHAIRMAN & CEO, UBS Warburg

[GRAPHIC]

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

As in most presentations, all the following discussions today contain forward-looking statements, and our actual results may differ materially from those discussed here. These forward-looking statements are found in various places throughout these presentations and include, without limitation, statements concerning the financial conditions, results of operations and businesses of UBS and PaineWebber and, assuming the consummation of the merger, a combined UBS and PaineWebber, as well as the expected timing and benefits of the merger. While these forward-looking statements represent our judgments and future expectations concerning the development of our business and the timing and benefits of the merger, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, those listed in UBS's 1999 Annual Report on Form 20-F and PaineWebber's 1999 Annual Report on Form 10-K, as well as the failure of the UBS or PaineWebber stockholders to approve the transaction; the risk that the UBS and PaineWebber businesses will not be successfully integrated; the costs related to the transaction; the inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; the risk that anticipated synergies will not be obtained or not obtained within the time anticipated; and other key factors that we have indicated could adversely affect our businesses and financial performance contained in our past and future filings and reports, including those with the United States Securities and Exchange Commission (the "SEC"). Additional information concerning factors that could cause such a difference can be found in UBS's Second Quarter 2000 Report and other filings made by UBS or PaineWebber with the SEC. Neither UBS or PaineWebber is under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. ANY FORWARD-LOOKING STATEMENTS MADE WITH REGARD TO PAINEWEBBER IN THESE PRESENTATIONS ARE SUBJECT TO THE SUCCESSFUL COMPLETION OF THE MERGER.


Abcd                                                                           1

FURTHER INFORMATION ABOUT PROXY MATERIALS

UBS and PaineWebber have filed a proxy statement/prospectus and other relevant documents concerning the merger with the SEC. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED
WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors are able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by UBS are available free of charge from Investor Relations, UBS, Stockerstrasse 64, Zurich, Switzerland. Documents filed with the SEC by PaineWebber are available free of charge from Assistant Secretary, Geraldine Banyai, 1285 Ave of the Americas, New York, New York 10019.


PaineWebber and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of PaineWebber in favor of the merger. The directors and executive officers of PaineWebber include the following: D. B. Marron; M. Alexander; S. P. Baum; E.
G. Bewkes, Jr.; R. Braun; R. A. Dolan; F. P. Doyle; J. T. Fadden; J. J. Grano;
J. W. Kinnear; R. N. Kiyono; T. A. Levine; R. M. Loeffler; E. Randall III; H. Rossovsky; K. Sekiguchi; R. H. Silver; M. B. Sutton; and J. R. Torell. Collectively, as of February 4, 2000, the directors and executive officers of PaineWebber may be deemed to beneficially own approximately 4.8% of the outstanding shares of PaineWebber common stock. Security holders of PaineWebber may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus.


Abcd                                                                           2

CONTENTS


Section 1  Strategic positioning                                         2

Section 2  Strong financial base                                         9

Section 3  Growing global investment banking capabilities               16

Section 4  Relationship enhancing technology                            32

Section 5  Global distribution power and content                        40

Section 6  Appendix I - Financial Results                               58

Section 7  Appendix II - Significant Transactions in 2000               60


Abcd                                                                           3

STRATEGIC POSITIONING

SECTION 1


Abcd

CURRENT POSITION


                        UBS WARBURG IS A LEADING GLOBAL
                      FINANCIAL SERVICES FIRM, PROVIDING A
                          FULL SPECTRUM OF PRODUCTS TO
                       AFFLUENT AND HIGH NET WORTH PRIVATE
                            CLIENTS, INTERMEDIARIES,
                      INSTITUTIONAL AND CORPORATE CLIENTS
                                    GLOBALLY


Abcd                                                                           5

STRATEGIC GOALS

UBS WARBURG HAS TWO FUNDAMENTAL STRATEGIC GOALS


                      WE WANT TO BE GLOBALLY THE NUMBER ONE
                         FINANCIAL SERVICES PROVIDER FOR
                           INSTITUTIONAL INVESTORS AND
                            AFFLUENT PRIVATE CLIENTS


                       WE WANT TO BE GLOBALLY THE QUALITY
                    INVESTMENT BANK OF CHOICE FOR CORPORATE
                                    CLIENTS


Abcd                                                                           6

UBS WARBURG CORE ASSETS--POST PAINEWEBBER

UBS WARBURG'S COMPETITIVE POSITION AND GROWTH IN PROFITABILITY WILL BE DRIVEN BY THREE CORE ASSETS:

-    Top tier capabilities in investment banking

     -- We intend to further grow our corporate business across the full range of services by leveraging on our core strengths in distribution power, financial advice and content

-    Leading relationship-enhancing technology

     --   We empower clients and financial advisors

     -- Our goal is to deepen client relationships and strengthen the link between advisors and their clients

     -- Unlike many competitors, our technology will be embedded in an advisor-centric model.

-    Unrivalled content and global distribution power

     -- The global reach, breadth and diversification of our direct access to investors - both private and institutional - is unmatched amongst competitors


Abcd                                                                           7

 PAINEWEBBER WILL BE TRANSFORMATIONAL

THE PAINEWEBBER MERGER WILL BRING UBS WARBURG AN ENHANCED PLATFORM IN THE US AND FURTHER SOLIDIFIES UBS WARBURG'S LEADING GLOBAL POSITION, WHILE EXPANDING PAINEWEBBER'S PRODUCTS AND SERVICES AS WELL AS OPENING UP A NEW GLOBAL CLIENT BASE

- PaineWebber US Private Client management and products/services can be globally leveraged allowing UBS Warburg to target the global core affluent(1) client segment - a major strategic move to build a top tier global private client business

- UBS Warburg brings global content (global research, structured products private equity, liability products, etc.) to an ever more demanding global private client base - a major strategic move to deliver "investment banking" content to private clients globally

- PaineWebber complements the existing US strengths of UBS Warburg's institutional business - adding skills in US equities research and specialised products in fixed income - significantly strengthening our capabilities with our US institutional investor client base

- The integration of PaineWebber and UBS Warburg is viewed as straightforward, with minimal risks and unlikely to have any negative impact on client relationships

                    Note:
                    (1) Households with investable assets in excess of US$500k


Abcd                                                                           8

PAINEWEBBER INTEGRATION STATUS

THE PAINEWEBBER INTEGRATION PLANNING HAS PROGRESSED RAPIDLY AND SUCCESSFULLY

-    Jul 12th         Merger Announced


-    Jul 14th         Integration Team established


-    Integration Planning

     -- Capital Markets - US Equities, US Fixed Income and US Corporate Finance business structures confirmed

     -- Private Clients - Integration and business planning process well advanced


-    Regulatory Issues / Shareholder Approval

     --   Aug 12th    US Anti-Trust Clearance Received

     --   Sep 7th     UBS Extraordinary General Meeting

     --   Oct 23rd    PaineWebber Special Shareholders Meeting

-    Sep 21st         UBS Warburg Organisational Structure Confirmed

-    Nov              Expected Completion



Abcd                                                                           9

POST MERGER ORGANISATION

THE POST-MERGER ORGANISATIONAL STRUCTURE IS DESIGNED TO ALLOW MAXIMUM FOCUS ON CLIENT SEGMENT NEEDS, AND ALL EFFORTS WILL BE MADE TO EXTRACT AS MANY SYNERGIES AS POSSIBLE

                                   UBS Warburg -- Chairman & CEO
                                             M Granziol

          CHIEF OPERATING OFFICER                                     REGIONAL HEAD ASIA PACIFIC
                 J Costas                                                    C Standish

    CORPORATE & INSTITUTIONAL CLIENTS                                           PRIVATE CLIENTS AND
       AND PRIVATE EQUITY DIVISION                                           ASSET MANAGEMENT DIVISION
          CEO -- M Granziol                                                       CEO -- J GRANO
CORPORATE FINANCE        PRIVATE EQUITY                          US PRIVATE CLIENTS           ASSET MANAGEMENT
R Tapner/R Gillespie    (UBS Capital)                              (PaineWebber)             (Mitchell Hutchins)
                           P de Weck                                  M Sutton                      B Storms

   EQUITIES                                                           NON-US
   C Buchan                                                      PRIVATE CLIENTS
                                                                    J Palmer

 Fixed Income                       1,500 e-services &             E-COMMERCE/
  J Costas                          UBSW PC employees             INTERMEDIARIES
                                                                    M Hoekstra

                                                                   ADMINISTRATION/
TREASURY PRODUCTS                                                 TRANSACTION SVCS
    J Costas                                                          R Dolan

CONTROLS/LOGISTICS                  1,600 Capital Markets       OPERATIONS & SYSTEMS
M Granziol/J Costas                     employees                    R Silver

Abcd                                                                          10

STRONG FINANCIAL BASE

SECTION 2


Abcd

STRONG FINANCIAL BASE

WE HAVE THE RESOURCES TO FINANCE OUR AMBITIONS, AND THE STRONGEST FINANCIAL PERFORMANCE OF ANY OTHER MAJOR INVESTMENT BANK IN H1 2000 OVER H1 1999(1)


UBS Warburg
net profit before tax

{BAR GRAPH}

Change in
net profit before tax(1) H1
2000 vs. H1 1999

               (%)
UBSW           97
Lehman         75
ML CICG        59
DLJ            42
GS             40
MSDW Secs      37
SSB            25
CSFB            6
JPM             6

Note:

(1) As measured by net profit before tax in US$, per competitors earnings releases. Excludes UBS Warburg profit on sale of GTF businesses in H1 1999


Abcd                                                                          12

STRONG REVENUE GROWTH

UBS WARBURG HAS SHOWN SUBSTANTIAL TOP LINE REVENUE GROWTH IN THE PAST YEAR, WITH STRONG GROWTH IN REVENUE PER HEAD, REFLECTING OUR MARKET SHARE GROWTH AND PRODUCTIVITY GAINS IN THE FRONT OFFICE

Net Revenues


                 (CHFm)
               (28% CAGR)
               ANNUALISED)
Q1 1999          3,361
Q2 1999          3,447
Q3 1999          3,110
Q4 1999          2,790
Q1 2000          5,194
Q2 2000          4,886


Net Revenue per head growth
H1 2000 vs. H1 1999


                    (%)
Lehman              42
ML CICG             36
UBSW                32
GS                  16
CSFG                 9
DLJ                  7
JPM                  8




Note:

(1) Revenues per Head based on US$ Revenues and actual headcount. UBSW excludes profit on sale of GTF business in H1 1999


Abcd                                                                          13

UBS WARBURG'S PERFORMANCE IMPROVED WITHOUT TAKING ON MORE MARKET RISK, AND AS WE CONTINUED TO REDUCE OUR CORPORATE LOAN PORTFOLIO



Value-at-Risk(1)

                     (CHFm)
Q1 1999               222
Q2 1999               210
Q3 1999               198
Q4 1999               224
Q1 2000               277
Q2 2000               231



UBS Warburg
Corporate loan portfolio(2)

                    (CHFbn)
Q1 1999               153
Q2 1999               133
Q3 1999               107
Q4 1999                99
Q1 2000                97
Q2 2000                96

Notes:

(1)  10-day holding period, 99% confidence level

(2) On balance sheet loans and off balance sheet committed facilities as per internal corporate loan book data not including all loan businesses published on the balance sheet


Abcd                                                                          14

PERSONNEL COSTS

WE CONTINUE TO MAKE SUBSTANTIAL INVESTMENTS IN THE QUALITY AND NUMBER OF OUR STAFF, KEEPING PERSONNEL COSTS IN LINE WITH REVENUE GROWTH


Personnel costs

                       (CHFm)
Q1 1999                1,932
Q2 1999                2,141
Q3 1999                1,713
Q4 1999                1,492
Q1 2000                2,988
Q2 2000                2,761


Personnel costs as % of revenues

                          (%)
Q1 1999                  56.1
Q2 1999                  57.3
Q3 1999                  53.9
Q4 1999                  51.8
Q1 2000                  56.7
Q2 2000                  56.0



Abcd                                                                          15

HIGH PROFITS IN 2000

UBS WARBURG HAS DELIVERED CONSISTENTLY HIGH OVERALL PROFITABILITY AND EXCELLENT RETURN ON EQUITY



Average regulatory equity usage

                                  (CHFm)
Q1 1999                          11,244
Q2 1999                          11,332
Q3 1999                          10,982
Q4 1999                          10,679
Q1 2000                          10,500
Q2 2000                          10,690


Annualized pre-tax return on
average regulatory equity

                                   (%)
Q1 1999                           25.2
Q2 1999                           22.5
Q3 1999                           19.8
Q4 1999                            9.2
Q1 2000                           50.2
Q2 2000                           45.4


Abcd                                                                          16

TOP INSTITUTIONAL SECURITIES FIRMS--H1 2000

UBS WARBURG IS A TOP THREE INSTITUTIONAL SECURITIES FIRM, AND TOP FIVE OVERALL

                                   (US$bn)
               Institutional Clients
                  & Global Markets          Investment Banking           Total

DB GCI                  6.7                        0.9                    7.6
MSDW Secs               5.0                        2.2                    7.2
GS                      4.6                        2.3                    6.9
ML CICG                 4.2                        2.0                    6.2
UBSW                    4.9                        1.1                    6.0
CSFB                    3.9                        1.7                    5.6
JPM                     3.4                        0.8                    4.2
SSB                     2.7                        1.3                    4.0
Lehman                  2.5                        0.9                    3.4
DLJ                     1.3                        0.7                    2.0



INVESTMENT BANKING REVENUES = M&A AND PRIMARY REVENUES FOR EQUITIES, HIGH GRADE, HIGH YIELD AND CONVERTIBLES

Source: Total Revenues as per disclosed results, adjusted for disclosed accounting differences Investment Banking Revenues--Freeman & Co Analysis / Thomson Financial Securities Data, except for UBS Warburg which is actual Investment Banking Revenues (includes some products not captured by Freeman Analysis)

Notes:

1 UBS Warburg includes Corporate & Institutional Clients and Private Equity only

2    JP Morgan excludes Asset Management / High Net Worth Individuals and
     Euroclear

3 Salomon Smith Barney includes US retail business, excludes forex and emerging markets (within other parts of Citigroup)

4 Goldman Sachs excludes Asset Management, Private Client Services and Clearing Services

5 Morgan Stanley Dean Witter Securities revenues = US$11.4 billion. Figure shown is an estimate excluding US retail





Abcd                                                                         17

Growing global investment banking capabilities

SECTION 3

Abcd

Corporate client franchise

OUR CORPORATE CLIENT FRANCHISE HAS GROWN BY 20% IN H1 2000 OVER H1 1999, AND NOW ACCOUNTS FOR APPROXIMATELY 18% OF TOTAL UBS WARBURG REVENUES

                                           Revenues (CHFm)

                    Investment Banking               Other Revenues from Corporates(1)            Total

Q1 1999                     628                                     131                           759
Q2 1999                     613                                     117                           730
Q3 1999                     482                                     167                           649
Q4 1999                     875                                     155                         1,030
Q1 2000                     623                                     189                           812
Q2 2000                     826                                     151                           977



* Sales of Equity, Fixed Income Treasury Products to Corporate Clients & Lending to Corporates

Abcd                                                                          19

Growing our capabilities

UBS WARBURG IS COMMITTED TO FURTHER EXPAND ITS CORPORATE FINANCE CAPABILITIES AND IN LATE 1999 IDENTIFIED THREE KEY AREAS OF EXPANSION: TARGETED GLOBAL SECTOR-BASED COVERAGE, CORPORATE COVERAGE IN EUROPE AND LEVERAGED FINANCE CAPABILITIES IN US AND EUROPE

- Our M&A business has made significant inroads globally and is currently ranked top 5(1)

- By year end 2000, with the integration of PaineWebber corporate finance, we will have 1,460 corporate finance professionals, an increase of 33% over year end 1999

- Significant senior hires in Germany and France as well as sector teams have expanded our corporate coverage - in particular in the largest global sectors such as FIG and TMT - this will begin to deliver significant results in the next 12-24 months as client relationships are fully developed

- Our leveraged finance business has been transformed into a successful distribution-led business, with the greatest improvements in rankings of any firm(2)

Notes:

(1) Thomson Financial Securities Data 1 Jan 2000 - 30 Sep 2000

(2) Institutional Investor All America Fixed Income Research Team 2000


Abcd                                                                          20

GROWTH OF THE CORPORATE CLIENT FRANCHISE

UBS WARBURG'S M&A RANKINGS CONTINUE TO IMPROVE AND PLACE US IN THE TOP TIER GLOBALLY WITH MAJOR MARKET SHARE IMPROVEMENTS BOTH GLOBALLY AND EVEN MORE SO IN EUROPE

                                          SEP 2000 YTD                        FULL YEAR 1999
---------------------------------------------------------------         ----------------------------
REGION                           RANK      VALUE       SHARE            RANK     VALUE      SHARE
---------------------------------------------------------------         ----------------------------
                                            $Bn          %                         $Bn        %
COMPLETED TRANSACTIONS
Global                             5        476.4       18.2%            10       145.4      6.6%
----------------------------------------------------------------------------------------------------
Europe                             4        377.3       35.3%            7        114.6      11.8%

ANNOUNCED TRANSACTIONS

Global                             6        321.1       11.9%            6        530.8      15.5%

Europe                             3        199.5       16.7%            5        308.1      19.9%
====================================================================================================

Source: Thomson Financial Securities Data. "Share" is % of the value of the deals participated in


Abcd                                                                          21

GROWTH OF THE CORPORATE CLIENT FRANCHISE

UBS WARBURG'S CORPORATE CLIENTS INCLUDE GLOBAL COMPANIES IN THE US AND EUROPE IN A WIDE RANGE OF INDUSTRY SECTORS


[TISCALI LOGO]
SEPTEMBER 2000

Originating and advising Italian ISP / portal Tiscali in its recommended US$5.4bn offer for the Dutch ISP / portal, World Online. The largest new economy M&A deal in Europe to date


[VODAFONE LOGO]
MAY 2000

Advised Vodafone and Mannesman in their US$46.5bn disposal of Orange Plc to France Telecom


[NABISCO LOGO]
JUNE 2000

Advising Nabisco Group Holdings ("NGH") on the US$18.9bn sale of Nabisco to Philip Morris and then advising on the US$9.8bn merger of Nabisco Group Holdings and RJ Reynolds


[UNILEVER LOGO]
MAY 2000

Advising Unilever in its US$20.4bn acquisition of Bestfoods. Also are arranging and providing financing


Abcd                                                                          22

CLOSING A STRATEGIC GAP--LEVERAGED FINANCE

UBS WARBURG HAS MADE SIGNIFICANT PROGRESS IN ESTABLISHING TARGETED CAPABILITIES IN LEVERAGED FINANCE ON A GLOBAL BASIS - A CRITICAL HIGH MARGIN INVESTMENT BANKING PRODUCT

- Hiring plan completed - Expertise gap filled through 25 senior hires covering US, Europe and Latin America

- Platform has been transformed to a distribution-led business as measured by our syndication success

-    Ranked 13th in Global Leveraged Loans YTD by volume (compared to 30th in FY
     1999), 11th in High Yield Bond Bookrunners (compared to 19th in FY 1999)(1)

- US High Yield Research team improved rankings from number 20 to number 8--biggest jump in rankings of any firm(2)

- Operating revenues at projected levels despite a less favorable market than expected

Source: (1) Thomson Financial Securities Data

        (2) Institutional Investor All America Fixed Income Research Team


Abcd                                                                          23

We continue to dominate the Eurobond Market

UBS WARBURG REMAINS THE LEADING PLAYER IN THE EUROBOND MARKET, ALTHOUGH OUR PRIMARY FIXED INCOME BUSINESS IS RUN FOR PROFITABILITY NOT FOR LEAGUE TABLE POSITIONS

Bookrunner Eurobonds all currencies (2000 year to date)

2000                1999                                                      AMOUNT                                   %
RANK                RANK           MANAGER OR GROUP                           (US$BN)               ISSUES           SHARE
--------------------------------------------------------------------------------------------------------------------------
1                   2              UBS WARBURG                                  60.1                  443              9.3
--------------------------------------------------------------------------------------------------------------------------
2                   3              Morgan Stanley Dean Witter                   54.3                  337              8.4
3                   6              Credit Suisse First Boston                   49.7                  287              7.7
4                   1              Deutsche Bank                                49.6                  312              7.7
5                   8              Salomon Smith Barney                         46.8                  234              7.2
6                   4              Merrill Lynch & Co                           43.1                  338              6.7
7                   11             Barclays Capital                             32.4                  160              5.0
8                   9              JP Morgan                                    31.8                  131              4.9
9                   7              ABN AMRO                                     26.1                  132              4.0
10                  5              BNP Paribas                                  22.2                  109              3.4
--------------------------------------------------------------------------------------------------------------------------
                                   TOTAL                                       646.9                3,859            100.0
==========================================================================================================================

Source: Capital Data Bondware excludes Pfandbriefe



Abcd                                                                          24

UBS Warburg improving US position

BASED ON STRONG TRADING AND DISTRIBUTION IN THE US WE ARE INCREASINGLY TAKING LEADERSHIP IN US$ GLOBAL BONDS

US$ Global bond offerings--2000 year to date


2000                1999                                                        FACE VALUE          NO. OF
RANK                RANK        MANAGER OR GROUP                                (US$BN)             ISSUES
----------------------------------------------------------------------------------------------------------
 1                   2          Merrill Lynch & Co                               45.6                22
 2                   9          UBS Warburg                                      40.9                26
----------------------------------------------------------------------------------------------------------
 3                   4          Morgan Stanley Dean Witter                       39.0                20
 4                   6          Goldman Sachs & Co                               36.6                19
 5                   1          Salomon Smith Barney                             31.9                22
 6                   5          JP Morgan Securities                             24.4                14
 7                   8          Credit Suisse First Boston                       22.7                12
 8                   10         Deutsche Bank Securities                         19.1                10
 9                   14         ABN AMRO                                         14.0                6
 10                  7          Lehman Brothers                                  13.0                10
==========================================================================================================

Source: Capital Data Debt Desk

Notes: Excludes ABS, MBS, high yield and self-issuance
       Full credit to bookrunner



Abcd                                                                          25

Primary Equities and Equity Linked

OUR CURRENT EQUITY CAPITAL MARKETS LEAGUE TABLE RANKINGS HAVE WEAKENED, ALTHOUGH THE "INTERNATIONAL" LEAGUE TABLES UNDERSTATE OUR LEADING DOMESTIC BUSINESSES IN THE UK, SWITZERLAND AND AUSTRALIA

                                                    Q3 2000 YTD                                FULL YEAR 1999
                                        ----------------------------------           ---------------------------------
REGION                                  RANK           VALUE         SHARE           RANK          VALUE         SHARE
----------------------------------------------------------------------------------------------------------------------
                                                       $Bn            %                            $Bn            %
All International                       9              10.9          3.7%            6             18.2          8.5%
----------------------------------------------------------------------------------------------------------------------
Europe(1)                               8              7.6           5.1%            6             11.8          9.6%

Rest of World(1)                        12             3.4           2.3%            5             5.8           11.0%


Int'l Equity Linked                     4              3.7           11.2%           4             5.6           14.9%
======================================================================================================================

Source: Capital Data Bondware

Note:

(1) International Tranches Only



Abcd                                                                          26

Primary Equities

INITIATIVES ALREADY TAKEN AND OTHERS UNDERWAY AIM TO RESTORE UBS WARBURG TO A SIGNIFICANTLY STRONGER POSITION IN PRIMARY EQUITIES


- We chose to enter the "TMT" market later than our major competitors - over 50% of fees on primary deals done in this sector in the first 9 months of 2000. Over the last few months we have taken advantage of the market weakness to hire additional resources and increase our focus - this is now beginning to deliver results

- Weaknesses in corporate coverage in Germany and France have been addressed with senior banker hires

- Product specialists in block trades and convertibles have also been hired to further strengthen our capabilities

- The PaineWebber merger will enhance our position with respect to retail distribution and institutional distribution into the US market for foreign and domestic issuers



Abcd                                                                          27

Competitor loan book analysis

UBS WARBURG'S INITIATIVE TO REDUCE ITS OVERALL LOAN PORTFOLIO IS LARGELY COMPLETED. WE WILL SELECTIVELY USE THE BALANCE SHEET FOR HIGHER MARGIN, VALUE-ADDED CORPORATE BUSINESS TO SUPPORT OUR CLIENTS TO DIFFERENTIATE US FROM ML, GS AND MSDW, BUT WE WILL NOT USE LARGE BALANCE SHEET GROWTH TO BUY "CORPORATE BUSINESS" AS OTHERS DO

Loan portfolios(1) as of 31 December 1999 and 1998 (indicative)

                                  [BAR GRAPH]


Source: Annual reports, UBS Warburg analysis

Note:
(1) Includes outstanding loans, standby Letters of Credit, unused commitments and third party guarantees



Abcd                                                                          28

Corporate client franchise--client fee ranking

OUR CORPORATE REVENUES HAVE GROWN SUBSTANTIALLY AND THE BUSINESS IS PROFITABLE. OUR MARKET SHARE HAS DECLINED SLIGHTLY BUT HAS NOT MATERIALLY IMPACTED OUR OVERALL REVENUES

UBS Warburg Gross Fee Rankings and Market Share for M&A and Financing Products:
1999 & Q3 2000 YTD(1)

                                        Q3 2000 YTD                                          FULL YEAR 1999
                      ----------------------------------------------         ----------------------------------------------
REGION /              TOTAL                                                  TOTAL
PRODUCT               FEE           UBSW          UBSW          UBSW         FEE          UBSW          UBSW          UBSW
                      POOL          RANK          FEES         SHARE         POOL         RANK          FEES          SHARE
                      $BN                         $BN                        $BN                        $BN
---------------------------------------------------------------------------------------------------------------------------
Global                38.6           9           1.2           3.1%          50.5           7           1.8           3.5%
---------------------------------------------------------------------------------------------------------------------------
Europe                12.3           6           0.6           4.5%          15.4           4           0.7           4.8%

Americas              20.7          12           0.4           2.0%          28.0           8           0.8           2.7%
---------------------------------------------------------------------------------------------------------------------------
M&A                   16.8           7           0.6           3.3%          20.2           6           0.8           4.2%

Financing(2)          21.8           9           0.6           2.9%          30.2           9           0.9           3.1%
---------------------------------------------------------------------------------------------------------------------------

Source: Thomson Financial Securities Data and Freeman & Co. estimates

Notes:
(1) Restated on a pro-forma basis to reflect UBS Warburg/PaineWebber, CSFB/DLJ & Chase / JP Morgan mergers

(2)  Includes Equity, Equity Linked, High Grade and High Yield New Issues



Abcd

Overall corporate client franchise

WE WILL CONTINUE TO MAKE A SIGNIFICANT NUMBER OF SENIOR HIRES, NOW MAINLY FOCUSED IN THE US, ANCHORED ON OUR FINANCIAL PERFORMANCE AND ENHANCED US PLATFORM

- Current mergers in the investment banking industry are creating instability in the market for experienced senior professionals

- The PaineWebber merger will bring the American component of UBS Warburg staff to 2/3rds and will make us an employer of choice in the US to attract talent

- We will also selectively continue to strengthen our sector and country capabilities in the European and Asian regions



Abcd                                                                          30

Achievements for 2000 in private equity

OUR PRIVATE EQUITY BUSINESS CONTINUES TO BROADEN ITS INVESTMENT PROGRAM IN NEW COUNTRIES AND SECTORS, IN BOTH OLD AND NEW ECONOMY COMPANIES, WHILE EXPANDING OUR GLOBAL PRESENCE

- CHF0.9bn of new investments made in first half of 2000; bringing portfolio book value to CHF3.8bn, with unrealised gains of nearly CHF1.4 bn

- New business established in Japan, Technology team established in Asia to join existing teams in the US and Europe - part of overall objective to develop centres of excellence and sector expertise

- Successful closing of US $1bn US fund and US $500m Latin America fund. EUR2bn European fund prepares to launch Q1 2001; US $1 billion Asian Fund prepares to launch Q3 2001



Abcd                                                                          31

Maintaining business synergies

THERE ARE SUBSTANTIAL AND SIGNIFICANT POSITIVE LINKS BETWEEN PRIVATE EQUITY, THE OTHER BUSINESS AREAS OF UBS WARBURG AND OTHERS PARTS OF THE UBS GROUP COVERING ORIGINATION OF INVESTMENTS, FUNDS, FINANCING AND EXECUTION SERVICES


- Private Banking                                       - Private Banking
                                                        - Corporate Finance
                                                        - Equity Research

                                                        - Leveraged
                                                          Finance/High
                                                          Yield



                           FUND RAISING      ORIGINATION &
                                                INVESTMENT

                                      abcd

                           EXIT              ADDING VALUE



                                                        - Acquisitions
                                                        - M&A
                                                        - Industry Groups
- Corporate                                             - Equity Research
  Finance                                               - Leveraged
- Primary Equity                                          Finance/High
                                                          Yield



Abcd                                                                          32

 Building value in private equity

 AS A GLOBAL AND WELL-ESTABLISHED PLAYER IN PRIVATE EQUITY, WE HAVE BUILT A LEADING REPUTATION IN RAISING FUNDS, MANAGING INVESTMENTS AND REALISING GAINS

- Impressive historical track record with an average IRR of 50-60% p.a. and a historical loss rate of only 5% p.a.

- Commitment to partnership and flat structure results in a fast and efficient investment process

- Experienced investment teams managed for long-term performance and continuity

- Significant synergies within UBS Warburg yield strong competitive advantages

OUR LEVERAGED FINANCE AND PRIVATE EQUITY CAPABILITIES, COMBINED WITH OUR INITIATIVES TO STRENGTHEN RESEARCH AND CORPORATE FINANCE RESOURCES FORM THE BASE FOR GROWTH IN THE TMT SECTOR WHICH ACCOUNTS FOR A LARGE PART OF "INVESTMENT BANKING" FEES



Abcd                                                                          33

Relationship enhancing technology

SECTION 4



Abcd

Relationship enhancing technology

UBS WARBURG'S TECHNOLOGY STRATEGY AIMS TO DIFFERENTIATE OURSELVES FROM THE COMPETITORS


- We will provide not only efficiency in the distribution of information and in processing, but technology which is truly individualised, client enabling and closely linked to the human advisory component

- Our business is not technology driven, but rather technology supports the client and advisor, and allows a strengthening of the relationship with institutional, corporate and affluent private clients.

- Our technology strategy is a culture, based on maximum transparency within an interactive online community

- UBS Warburg's e-commerce capabilities are as good as the best today, and the PaineWebber front-end/EDGE technology enhancements will provide an additional boost



Abcd                                                                          35

E-commerce at UBS Warburg

CLIENT TECHNOLOGY AT UBS WARBURG IS AN INTEGRAL PART OF ALL OF OUR CLIENT
BUSINESS

                               [LOGOS AS FOLLOWS]

DebtWeb

TP Trader

OptionsView

DealKey

SwissKey

Avistar

CreditDelta

DealRoom

IBOL

CreditWeb

ERAM

GovernmentWeb

Client Chat

IDEALer

SAFE

FixWeb

ResearchWeb



Abcd                                                                          36

IBOL--the UBS Warburg portal for institutional and corporate clients

WE ARE ON TARGET TO ACHIEVE OUR OBJECTIVE TO PROVIDE OUR CLIENTS WITH THE CHOICE TO TRANSACT ALL BUSINESS ELECTRONICALLY

                       9 May 2000
                       -       Research web

                       -       Atlas Web

                       -       ERAM (EQ risk analysis
                               and management tool)

                       -       FX2B

                       -       VolCast
Institutional
  clients              -       Bond indices

                       -       ECP / MTN

                       -       Secondary Euro, US
                               corporates and
                               primary Euro



                       -       Research web

Corporate              -       DebtWeb
 clients
                       -       DealKey

                       New products
                       -        Convertibles market
                                overview

                       -        Index and data analysis

                       -        New market commentary
                                and research pages

                       -        Economic webcast

Institutional          -        Technical analysis online
  clients
                       -        Learning centre

                       -        Enhanced analytical tools

                       -        Enhanced quantitative /
                                advisory commentary


                       -        New Market commentary
                                and research pages
Corporate
 clients               -        DealKey v.2 - transaction
                                capabilities

                       -        LIBOR derivatives site

                       Planned
                       -        FixWeb

                       -        PhoenixWeb (for
                                investment trusts)

                       -        ERAM v.2

                       -        FX strategy; money
                                markets

Institutional          -        Online FX spot order tool
  clients
                       -        New "Q-Tools"
                                (stand-alone analytical
                                suite of applications)

                       -        New market commentary /
                                research pages for ETD;
                                Latin America


                       -        New market commentary /
                                research pages for ETD;
Corporate                       Latin America
 clients
                       -        Global Technology sector
                                marketing and analysis


Abcd                                                                          37

IBOL -- Investment Banking OnLine

e-COMMERCE IS A REALITY AT UBS WARBURG--OUR CLIENTS ARE USING IT



                        TOTAL USERS OF IBOL / e-COMMERCE

                                  [LINE GRAPH]



                      ACCUMULATED VOLUME THROUGH DEBTWEB

                                  [LINE GRAPH]



                       RESEARCHWEB HOMEPAGE HITS PER DAY

                                  [LINE GRAPH]



Abcd                                                                          38

Increased use of Client Interchange

INTERACTIVE TECHNOLOGY HAS PROVED TO BE EFFECTIVE IN DEEPENING CLIENT RELATIONSHIPS, AND WILL BE LEVERAGED ACROSS OUR PAINE WEBBER CLIENT RELATIONSHIPS

UBS Warburg Interchange users

                                  [LINE GRAPH]



Client Interchange clients

                                  [LINE GRAPH]


Abcd                                                                          39
e-services project

UBS WARBURG'S E-SERVICES PROJECT - INCORPORATING MANY OF THESE CLIENT RELATIONSHIP ENHANCING TECHNOLOGIES - HAS DELIVERED TO ITS PRE-LAUNCH OBJECTIVES IN A TIMELY AND VERY SATISFACTORY MANNER

- UK banking licence received from the FSA, with passport to all European countries

- The two state of the art data centers in London are functioning in the production environment

- The real time e-services platform (multi-currency, multi-entity, multi-lingual) has been built and successfully tested. It includes ACE secure token technology and high speed personalised delivery of information to users



Abcd                                                                          40

Action plan for immediate term

THE MERGER WITH PAINEWEBBER PROVIDES UBS WARBURG WITH A UNIQUE OPPORTUNITY TO ADDRESS THE CORE AFFLUENT(1) MARKET IN EUROPE WITH AN ENHANCED, ADVISOR-CENTRIC CLIENT OFFERING, WHICH WOULD NOT HAVE BEEN POSSIBLE OTHERWISE. IN ORDER TO BETTER LEVERAGE THE E-SERVICES TECHNOLOGY AND CAPABILITIES AND TO ALIGN OUR EUROPEAN MARKETING, WE HAVE DECIDED TO:


- Redeploy existing e-services "assets" which have been successfully developed in Germany and move them into a new, integrated private client business in Europe

- Focus on the core affluent and HNW clients and build a truly advisor-centric model, both of which require a realignment of e-services capabilities. An internal business and systems audit has identified significant opportunities to leverage the overall e-services platform

- Combine the best of PaineWebber's front-end technology (EDGE look and feel) and advisory processes with the best of e-services back-end

- Cancel the e-services pilot launch planned for late Autumn in Germany, and run a full internal test of e-services through until year end

- In parallel, we will step up our efforts to integrate the infrastructure, product development and marketing capabilities of UBS Warburg, under PCAM management, to capture maximum leverage, efficiency and client penetration in this very attractive and growing market



Abcd                                                                          41

Global distribution power and content

SECTION 5



Abcd

Global distribution strengths of UBS / UBS Warburg

UBS WARBURG, AS PART OF UBS GROUP, IS UNIQUELY POSITIONED, WITH DIRECT ACCESS TO ALL THE KEY INVESTOR SEGMENTS WORLD-WIDE. UBS WARBURG IS A LEADER COVERING INSTITUTIONAL WEALTH MANAGERS, AND THROUGH PAINEWEBBER AND UBS SWITZERLAND, DIRECTLY REACHES PRIVATE CLIENTS HOLDING INVESTABLE ASSETS WORTH $1.1 TRILLION

MARKET SEGMENT                             (US$TN)          BRAND               RESOURCES
--------------                            --------          -----               ---------
Institutionally Managed                     30.0            abcd                3,100 Client Facing Sales, Sales
Wealth                                                                          Traders & Analysts

US Core Affluent                            12.5            PaineWebber         8,500 Client Advisors managing
Markets                                                                         2.7 million clients with investable assets
                                                                                of US$484 billion

European / Asian Core                       13.0            abcd                200 Client Advisors managing
Affluent/HNW                                                                    6,600 clients with investable assets of
                                                                                US$22 billion

Offshore Private Wealth                     6.0             ab                  The world's leading private bank
Market

Source: Gemini Consulting, McKinsey & Co, DataMonitor, UBS Warburg / PaineWebber Analysis



Abcd                                                                          43

Institutional client franchise

UBS WARBURG HAS A HUGE AND HIGHLY PROFITABLE INSTITUTIONAL CLIENT AND MARKETS FRANCHISE. THIS GENERATED H1 2000 REVENUES OF CHF 7.1BN, AN INCREASE OF 36% OVER H1 1999, AND CONSISTENTLY ACCOUNTS FOR APPROXIMATELY 70% OF TOTAL REVENUES

                                  [BAR CHART]

Revenues (CHFm)                              Q1 1999       Q2 1999        Q3 1999       Q4 1999       Q1 2000     Q2 2000
---------------                              -------       -------        -------       -------       -------     -------
- Institutional Clients & Global Markets      2,532         2,695          2,008         1,684         4,050       3,040
- Investment Banking                            628           613            482           875           623         826
- Other Revenues from Corporates*               131           117            167           155           189         151

Note:

(1) Sales of Equity, Fixed Income Treasury Products to Corporate Clients & Lending to Corporates



Abcd                                                                          44

UBS WARBURG RISK CAPABILITIES

MANAGING MARKET RISK IS ONE OF OUR CORE COMPETENCIES

- We have implemented highly centralised trading across all product classes globally

-    We are able to capture substantial returns in difficult / volatile markets

- We are one of the largest liquidity providers in the market, which allows us to effectively support our clients' activities



             MANAGING MARKET RISK IS ONE OF OUR CORE CAPABILITIES AND KEY TO OUR
                                              SUCCESS WITH INSTITUTIONAL CLIENTS



Abcd                                                                          45

STRENGTH IN SECONDARY EQUITIES (CASH & DERIVATIVES)

OUR SECONDARY EQUITY REVENUES WERE THE HIGHEST IN THE INDUSTRY IN H1 2000, AND HAVE SHOWN A CAGR OF 81% OVER THE PAST THREE YEARS

                  UBS Warburg secondary equity revenues (CHFm)

                    84% CAGR
                   1997-2000
                  annualised

                                   [BAR GRAPH]



            Competitor analysis of secondary equity revenues H1 2000

                                   [BAR GRAPH]



Source: Earnings Releases, SEC Filings, Freeman & Co, UBS Warburg Analysis



Abcd                                                                          46

STRENGTH IN SECONDARY EQUITIES (CASH PRODUCTS)

GROWTH IN THE TURNOVER OF GLOBAL EQUITY MARKETS HAS INCREASED SUBSTANTIALLY SINCE 1990, WHILE MARGINS HAVE DECLINED MUCH MORE SLOWLY

                                  ANNUAL GROWTH RATE                      ANNUAL GROWTH RATE
                                       1990-1999                            1999-H1 2000(1)
                              ---------------------------             -----------------------------
EQUITY MARKET                 MARKET              AVERAGE             MARKET                AVERAGE
TURNOVER & MARGINS            TURNOVER            MARGINS             TURNOVER              MARGINS
---------------------------------------------------------------------------------------------------
Europe                        +22%                - 6%                +55%                  - 4%
North America                 +30%                -14%                +70%                  -13%

Asia Pacific                  +10%                - 4%                +60%                  -12%

Total                         +22%                - 8%                +65%                  - 9%
---------------------------------------------------------------------------------------------------

Source: Market Turnover - FIBV ; Margins - UBS Warburg actual results

Note:
(1) H1 2000 is annualized for comparative purposes



Abcd                                                                          47

Strength in Secondary Equities(CASH PRODUCTS)

MARGINS ARE PROJECTED TO DECLINE FURTHER, BUT THE FURTHER RAPID GROWTH IN MARKET TURNOVER IS EXPECTED TO OUTPACE THIS. UBS WARBURG IS GROWING MARKET SHARE STEADILY AND IS WELL POSITIONED TO STAY IN THE TOP 3 GLOBALLY

Total market commissions
(US$m)

[BAR GRAPH]
[Arrow pointing to right]

H1 1999 - H1 2000
+40%

Q1 1999
Q2 1999
Q3 1999
Q4 1999

Q1 2000
Q2 2000

UBS Warburg's global market share of
commissions and rank

[BAR GRAPH]

                3RD       3RD    3RD          3RD     2ND         3RD


1999 Q1         8.1%
1999 Q2                   8.4%
1999 Q3                          8.3%
1999 Q4                                       8.0%
2000 Q1                                               9.0%
2000 Q2                                                           8.7%


Source: Leading Private Industry Survey


Abcd                                                                          48

Strength in secondary equities(cash)

UBS WARBURG'S EQUITY CAPABILITIES AND CLIENT BASE ARE WELL BALANCED ACROSS ALL REGIONS OF THE WORLD, AND THE US PRODUCT WILL GET A FURTHER BOOST FROM THE PAINEWEBBER RESEARCH AND SALES SKILLS POST-MERGER

% of total commissions generated by UBS Warburg institutional equity clients in each region (H1 2000) (split according to client domicile)

                                  [PIE CHART]

US                  40%
UK                  20%
Switzerland         11%
Other European      18%
Asia/Pacific         8%
Other                3%



Equity commission revenues from institutional clients by product at UBS Warburg (H1 2000)

                                  [PIE CHART]

European equities           55%
N. American equities        19%
Asia/Pacific equities       22%
Other equities               4%


Abcd                                                                          49

Research capabilities improving across the board

WE ARE ONE OF THE LEADING RESEARCH FIRMS GLOBALLY. THE ADDITION OF PAINEWEBBER, AND OTHER RECENT HIRES WILL FURTHER IMPROVE THE OVERALL RANKINGS. ALTHOUGH RESEARCH RANKINGS DO NOT EQUATE TO COMMISSIONS PAID, AS OUR LEADING GLOBAL POSITION IN EQUITY CLIENT REVENUES DEMONSTRATES, WE DO TAKE RESEARCH VERY SERIOUSLY AND WILL CONTINUE TO INVEST IN THIS IMPORTANT CONTENT OFFERING

                                                      UBS WARBURG                     PAINEWEBBER
                                                   --------------------            ---------------------
                                                                NO OF                           NO OF
                                                                RANKED                          RANKED
INSTITUTIONAL INVESTOR                             RANK         ANALYSTS           RANK         ANALYSTS
----------------------                             ----         --------           ----         --------

Global Research 1999                               4th           8                  --            --
All Europe Research 2000                           3rd          36                  --            --
All America Research 2000                                                            9th          18
All-America Fixed Income Research 2000(1)          10th          9                  14th           5

Note:

(1) Overall ranking, ranked 8th on both High Grade and High Yield sectors. PaineWebber rankings driven primarily by Mortgage Backed Securities Research


Abcd                                                                          50

 Impact of PaineWebber -- US Equity Research

 COMBINING PAINEWEBBER AND UBS WARBURG RESEARCH WILL IMPROVE THE BREADTH OF COVERAGE AND BRING US TO CRITICAL MASS IN THE US

- Post-merger, UBS Warburg will have 100-105 publishing analysts, which is very similar to the levels at Merrill Lynch and Salomon Smith Barney

- The integration planning is progressing very well, with little overlap in terms of sector strengths and coverage lists.

- The PaineWebber research team will provide a significant boost to our coverage strength in several key US sectors, including

     --   Consumer Goods,

     --   Energy,

     --   Healthcare and

     --   Technology.

- The improved US coverage of Media and Pharmaceuticals will complete our global sector coverage.

- Through PaineWebber, we will also gain the Number 1 ranked Strategy & Economics Analyst, which fills a major strategic gap and will help to raise our industry and public relations profile

Abcd                                                                          51

Global Distribution Strength in Fixed Income

UBS WARBURG IS RANKED 5TH IN THE US FOR OUR DISTRIBUTION OF CORPORATE BONDS TO INSTITUTIONAL INVESTORS. THIS FURTHER, ALONG WITH OUR LEADERSHIP POSITION IN EUROBONDS, DEMONSTRATES OUR BULGE BRACKET STATUS IN FIXED INCOME DISTRIBUTION


Corporate product -- market depth(1)

                                  [BAR CHART]

Source:  Orion Consultants

Note:

(1) Market depth measures a firms penetration of its client base - number of accounts, quality of sales, volume of business


Abcd                                                                          52

 Impact of PaineWebber -- Fixed Income

 THE MERGER WITH PAINEWEBBER WILL ALLOW UBS WARBURG FIXED INCOME TO ESTABLISH A TRULY GLOBAL REAL ESTATE INVESTMENT BANKING GROUP AND BECOME A SIGNIFICANT PLAYER IN MORTGAGE BACKED SECURITIES

- The integration of the 85 PaineWebber Real Estate professionals with the existing 75 strong UBS Warburg Corporate AND Principal Finance Groups will establish a significant platform in the US, able to compete head-to-head with the leading firms - We aim to take the expertise and globalise it, building on our recently established European real estate and principal finance businesses

- One of PaineWebber's most successful capital markets business is its US Mortgage and Asset Backed business, covering Trading, Research and S ales with over 150 professionals. This group will be fully integrated into UBS Warburg and will be part of a broader product range distributing into Europe, Asia, and the US

- PaineWebber is consistently ranked as a top two player in the Negotiated Municipals market, leveraging the strength of their institutional investor relationships and private client distribution, and meeting the funding needs of municipal bodies across the US. PaineWebber is also an active player in the "competitive bid" municipal markets


Abcd                                                                          53

Institutional client franchise -- Treasury Products

WE RETAINED OUR 4TH PLACE RANKING IN THE LATEST EUROMONEY FX POLL, AND CONTINUE TO BUILD PARTNERSHIPS WITH KEY INTERMEDIARY CLIENTS AND PROVIDE THE FULL RANGE OF TREASURY PRODUCTS AND SERVICES VIA OUR FX2B "PIPE" TO ALL CLIENTS

[BAR GRAPH]

Estimated       DB GCI       CMB         Citi        UBSW         HSBC         GS          JPM         ML          CSFB        MSDW
market
share (%)
---------
                12.5%       8.3%         8.1%        5.0%         4.5%         4.4%        3.9%        3.3%        2.9%        2.9%

Source: Euromoney May 2000


Abcd                                                                          54

Our capabilities are world class, including...

LARGE INSTITUTIONS

CONTENT                                        EXECUTION
-------                                        ---------
Relationship management                        Helpdesk
Multi-disciplinary coverage                    e-training
Strategic advice                               Capital and liquidity commitment
Portfolio optimisation and advice              Interchange community
Balance Sheet management                       Interchange direct
Direct analyst access                          Avistar links
Direct economist access                        Priority position display
Bespoke research pieces                        Primary issuance access
Data management
Structuring
Risk management advice and software
Management access
Immediate research access


Abcd                                                                          55

 From institutional clients ...

 ...TO HIGH NET WORTH AND AFFLUENT CLIENT SEGMENTS ...

- UBS Warburg is a key content provider to the private clients of the Group as a whole, and provides execution services in cash and structured products, across the full product range

- We will leverage our skills, experience and success in meeting the needs of institutional investors by further targeting:

     -- intermediaries - already a substantial business for UBS Warburg, although there is significant scope for expansion, including using integrated technology and white-labelling

     -- US affluent & HNW clients - provide global content for PaineWebber clients and further leverage their core client base by expanding the product range

     -- Non-US HNW and Affluent Clients - export PaineWebber experience from the US market to Europe and Asia, leveraging UBS Warburg's global content and execution capabilities


Abcd                                                                          56

UBS Warburg



TRANSFORMED TO A BROAD BASED GLOBAL FINANCIAL SERVICES FIRM

FURTHER GROWTH TO LEADERSHIP POSITION ACROSS TARGET CLIENT SEGMENTS

VALUE IN COMBINED INSTITUTIONAL, CORPORATE AND AFFLUENT CLIENT BASE

QUALITY PLATFORM FROM WHICH TO GROW ORGANICALLY


Abcd                                                                          57

UBS Warburg

     is a leading global financial services firm, providing a full spectrum of products to affluent and high net worth private clients, intermediaries, institutional and corporate clients globally


Abcd                                                                          58

Global locations

                                 [MAP OF WORLD]

                                                          -- UBS Warburg offices
                                                           - PaineWebber offices


Abcd                                                                          59

Appendix I - Financial Results

SECTION 6


Abcd

UBS Warburg Financial Results

UBS WARBURG'S PROFITS IN FIRST HALF 2000 ARE 88% ABOVE 1999 H1, WITH IMPROVED COST EFFICIENCY AND RETURN ON EQUITY

                                 Q1         Q2         Q3         Q4         Q1         Q2
CHF MILLIONS                    1999       1999       1999       1999       2000       2000
------------                   ------     ------     ------     ------     ------     ------
Revenues                         3443       3736       3179       2883       5269       4926
Credit Loss Expense               (82)       (89)       (69)       (93)       (75)       (40)
                                -----      -----      -----      -----      -----      -----
Net Revenues                    3,361      3,647      3,110      2,790      5,194      4,886

Personnel Costs (incl Bonus)    1,932      2,141      1,713      1,492      2,988      2,761
Non-Personnel Costs               721        868        854       1050        887        912
                                -----      -----      -----      -----      -----      -----
Total Costs                     2,653      3,009      2,567      2,542      3,875      3,673
                                =====      =====      =====      =====      =====      =====
NPBT                              708        638        543        248      1,319      1,213
                                -----      -----      -----      -----      -----      -----

Personnel Cost/Revenues          56.1%      57.3%      53.9%      51.8%      56.7%      56.0%
Cost/Revenues                  77.1%      80.5%      80.7%      88.2%      73.5%      74.6%
Annualized Pre-Tax ROE           25.2%      22.5%      19.8%       9.2%      50.2%      45.4%

Q2 1999 revenues include CHF 200 mn profit on sale of GTF business


Abcd                                                                          61

Appendix II - Significant Transactions in 2000

SECTION 7


Abcd

Leveraged Finance Key Transactions in 2000

ACQUISITION LOANS
-----------------

[RMC Logo]

APRIL 2000

(pound sterling)2,000,000,000

Sole Arranger/
Sole Bookrunner



[Scottish & Newcastle Logo]

MAY 2000

(pound sterling)3,400,000,000

Joint Arranger/
Sole Bookrunner


[Unilever Logo]

JUNE 2000

(pound sterling)22,000,000,000

Joint Arranger/
Joint Bookrunner


LEVERAGED LOANS
----------------

[Crescent Logo]
JANUARY 2000
US $850,000,000
Secured Revolving Credit and
Term Loan Facility Sole Lead
Arranger / Bookrunner


[Wassall Logo]
FEBRUARY 2000
(pound sterling)570,000,000
Senior Debt Facilities
Joint Arranger / Joint Bookrunner
Sponsor: Kohlberg, Kravis,
Roberts & Co

[Alfa Laval Logo]
JUNE 2000
(euro)1,200,000,000
Senior Debt Facilities Joint
Arranger Sponsor: Industri Kapital


[Impress Logo]
FEBRUARY 2000
(euro)620,000,000
Joint Arranger / Joint Bookrunner
Sponsor: Doughty Hanson


[Jostens Logo]
MAY 2000
US $645,000,000
Co-arranger Sponsor: Investcorp
Abcd                                                                          63

Leveraged Finance key deals -- 31 August 2000 YTD

BRIDGE LOANS


[KPN Logo]
JULY 2000
(pound sterling)1,500,000,000
Bridge facility
Sole arranger


[Jostens Logo]
MAY 2000
US $260,000,000
Bridge facility
Co-arranger
Sponsor: Investcorp


[Alfa Laval Logo]
JUNE 2000
(euro)225,000,000
High Yield Bridge Financing
Joint Arranger
Sponsor: Industri Kapital


[PF.Net Logo]
APRIL 2000
US $225,000,000
Bridge Facility Lead Manager
Sponsor: Odyssey Investment
Partners, LLC


HY BONDS / MEZZANINE FINANCE

[Maxcom Logo]
MARCH 2000
US $300,000,000
Senior Notes
Sole Bookrunner


[Elektra Logo]
MARCH 2000
US $275,000,000
Senior Notes
Sole Bookrunner


[HQ Global Workplaces Logo]
JUNE 2000
US $125,000,000
Mezzanine Bridge Loan and
Mezzanine Bonds
Sole Arranger


Abcd                                                                          64

Leveraged Finance key deals -- 31 August 2000 YTD

FINANCIAL SPONSOR M&A AND IPO TRANSACTIONS


[Shoppers Drug Mart Logo]
FEBRUARY 2000
(C)$2,550,000,000
Acquisition Exclusive Adviser
Sponsor: Kohlberg, Kravis, Roberts & Co.


[Wassall Logo]
FEBRUARY 2000
(pound sterling)627,000,000
Public to Private Acquisition
Exclusive Adviser Sponsor:
Kohlberg, Kravis, Roberts & Co.


[Beltone Logo]
MARCH 2000
US $467,500,000
Business sale
Exclusive Adviser
Sponsor: JW Childs
Associates, L.P.


Abcd                                                                          65

UBS Warburg continues to dominate...

 ... THE EUROBOND MARKET


[Fiat Logo]
JULY 2000
Joint bookrunner
(euro)800 million due August 2005


[Assicurazione Generali SpA Logo]
JULY 2000
Joint bookrunner
US $1.25 billion due July 2010


[Deutsche Bahn Logo]
MAY 2000
Joint bookrunner
(euro)1.0 million due June 2010


[Marconi Logo]
JULY 2000
Joint bookrunner
(euro)1.0 billion due March 2010
(euro)500 million due March 2005


Abcd                                                                          66

UBS Warburg's improving US position in Fixed Income

FOR MAJOR US ISSUERS


[Freddie Mac Logo]
JUNE 2000
US $4,000 million
Joint bookrunner


SEPTEMBER 2000
US $5,000 million
Joint bookrunner


[Heller Financial Logo]
MAY 2000
US $900 million
Joint bookrunner


[Logo]
JUNE 2000
US $700 million
Joint bookrunner


[The CIT Group Logo]
MARCH 2000
US $1,300 million
Joint bookrunner


Abcd                                                                          67

UBS Warburg increasingly takes leadership in...

 ...THE US $ GLOBAL BOND MARKET(CONTINUED)


[GE Capital Logo]
JANUARY 2000
US $1,000 million
Joint bookrunner


[Federal Home Loan Bank System Logo]
JANUARY 2000
US $3,000 million
Joint bookrunner


[Household Logo]
JULY 2000
US $1,300 million
Joint bookrunner


[General Motors Logo]
JANUARY 2000
US $2,500 million
Joint bookrunner


Abcd                                                                          68

UBS Warburg's improving US position in Fixed Income

FOR MAJOR INTERNATIONAL ISSUERS


[World Bank Logo]

FEBRUARY 2000
US$2,000 million
Sole bookrunner


[KPN Logo]
SEPTEMBER 2000
Forthcoming UBS Warburg lead
managed issue
Expected US$4-5 billion
Multi-traded US$ and Euro issues


[JBIC Logo]
JUNE 2000
US$1,000 million
Joint bookrunner


[KfW Logo]
FEBRUARY 2000
US$2,000 million
Joint bookrunner


Abcd                                                                          69

Headline Equity and Equity Linked Transactions

EUROPE


[Tella Logo]

MAY 2000
US$8.5 billion

Joint global co-ordinator

Largest IPO in Europe this year
Largest ever equity offering in Scandinavia


[AMADEUS Logo]

MAY 2000
US$813 million

Joint global co-ordinator

Among largest technology
secondary offerings in Europe


[Graphic of Europe]

AMERICAS


[ASUR Logo]

SEPTEMBER 2000
US$375 million

Joint global co-ordinator

Largest Latin American IPO this year


[Graphic of American Flag]

-    UBS is best performing lead manager in the after market on US IPOs

[Graphic of North and South America]

Abcd                                                                          70

Headline Equity and Equity Linked Transactions

ASIA (EX JAPAN AND AUSTRALASIA)


[Hong Kong Mass Transit Railway Logo]

PENDING
US$1.4 billion

Global co-ordinator

First privatisation in Hong Kong


[KDIC Logo]

PENDING
US$1 billion

Joint bookrunner

Exchangeable into shares of
Korea Electric Power
Largest equity-linked issue in
Asia this year

[Graphic of Asia]


JAPAN


[Lawson Logo]
JUNE 2000
US$2.4 billion

Joint bookrunner

Largest IPO in Japan this year

[Graphic of Japan]

 AUSTRALASIA


[Foster's Brewing Group Limited Logo]

AUGUST 2000
US$780 million equity
US$400 million convertible

Global co-ordinator

Largest private sector equity
raising ever in Australasia combined with underwritten convertible offering

[Graphic of Australia and Southeast Asia]

Abcd                                                                          71